 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Arcturus Therapeutics Ltd
(Name of Issuer)

Ordinary Shares, par value of NIS 0.07
(Title of Class of Securities)

M1492T105
(CUSIP Number)

June 11, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		453,863
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

453,863
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,863
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		487,048
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

487,048
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%
12	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		569,179
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

569,179
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

569,179
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
12	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		41,071
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

41,071
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,071
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Ester Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		41,060
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

41,060
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,060
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M1492T105

The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on April 9, 2018. Subsequently, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on April 30, 2018, in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of June 11, 2018, the Reporting Persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are transitioning back to a Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act.

Item 1(a).	Name of Issuer:

Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

10628 Science Center Drive, Suite 200

San Diego, California 92121

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Brosh Capital Partners, L.P. (“Brosh”)

4 Ariel Sharon Street

Givataim, Israel

Citizenship: Cayman Islands

Exodus Management Israel Ltd. (“Exodus GP”)

4 Ariel Sharon Street

Givataim, Israel

Citizenship: Israel

Amir Efrati (“Mr. Efrati’)

4 Ariel Sharon Street

Givataim, Israel

Citizenship: Israel

Aharon Biram (“Mr. Biram”)

4 Ariel Sharon Street

Givataim, Israel

Citizenship: Israel

Ester Deutsch (“Ms. Deutsch”)

4 Ariel Sharon Street

Givataim, Israel

Citizenship: Israel

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value of NIS 0.07 (the “Shares”)

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CUSIP NO. M1492T105

Item 2(e).	CUSIP Number:

M1492T105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on June 11, 2018, (i) Brosh beneficially owned 453,863 Shares, (ii) Mr. Biram beneficially owned 41,071 Shares, and (iii) Ms. Deutsch beneficially owned 41,060 Shares.

Exodus GP, as the general partner of Brosh, may be deemed to beneficially own the 453,863 Shares owned by Brosh and as portfolio manager for a certain managed account (the “Exodus Managed Account”), may be deemed to beneficially own the 33,185 shares held in the Exodus Managed Account.

Mr. Efrati, as the portfolio manager of each of Brosh and Exodus GP and because of certain Power of Attorney Agreements between him and each of Mr. Biram and Ms. Deutsch, may be deemed to beneficially own: (i) 453,863 Shares owned by Brosh; (ii) 33,185 Shares held in the Exodus Managed Account; (iii) 41,071 Shares owned by Mr. Biram and (iv) 41,060 Shares owned by Ms. Deutsch.

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CUSIP NO. M1492T105

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Exodus GP disclaims beneficial ownership of the Shares beneficially owned by Brosh and the Exodus Managed Account. Mr. Efrati disclaims beneficial ownership of the Shares beneficially owned by Brosh, the Exodus Managed Account, Mr. Biram, and Ms. Deutsch, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 10,699,271 Shares outstanding, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 14, 2018.

As of the close of business on June 11, 2018 (i) Brosh beneficially owned approximately 4.2% of the outstanding Shares, (ii) Exodus GP may be deemed to beneficially own approximately 4.6% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Exodus Managed Account), (iii) Mr. Biram beneficially owned less than 1% of the outstanding Shares, (iv) Ms. Deutsch beneficially owned less than 1% of the outstanding Shares, and (v) Mr. Efrati may be deemed to beneficially own approximately 5.3% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Efrati has voting and dispositive power over the Shares beneficially owned by Brosh, the Exodus Managed Account, Mr. Biram, and Ms. Deutsch.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

9

CUSIP NO. M1492T105

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. M1492T105

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Ester Deutsch

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